UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  000-53803

CUSIP NUMBER:  78458A100

(Check One)	☐	Form 10-	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: June 30, 2014

☐ Transition Report on Form 10-K                                                           ☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K                                                           ☐ Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

SMSA Gainesville Acquisition Corp.
Full Name of Registrant

Not Applicable
Former Name if Applicable

610 Coit Road, Suite 200
Address of Principal Executive Office (Street and Number)

Dallas, Texas 75075
City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As more fully described in the Current Report on Form 8-K for SMSA Gainesville Acquisition Corp. (the “Company”) filed with the SEC on June 23, 2014, the Company recently employed a new Chief Financial Officer (“CFO”).  As part of the onboarding process, the new CFO is currently in the process of reviewing past and present financial statements and related disclosures.  As a result of this ongoing process, the Company’s interim financial statements for the period ending June 30, 2014 are unable to be filed within the prescribed time.  The Company anticipates filing its Quarterly Report on Form 10-Q for the period ending June 30, 2014 as soon as possible upon completion of the CFO’s review.

PART IV—OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Chauncey M. Lane	(512) 479-1190
(Name)	(Area Code) (Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).   ☐Yes ☒ No

The Company has not yet filed is Quarterly Report on Form 10-Q for the period ending March 31, 2014.

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐Yes  ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SMSA Gainesville Acquisition Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 18, 2014	By:	/s/ James York
	Name:	James York
	Title:	President and Chief Executive Officer

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